Exhibit 3.2

AMENDMENT NO. 2 TO
BY-LAWS OF
KASPIEN HOLDINGS INC.

The By-Laws of Kaspien Holdings Inc. (f/k/a Trans World Entertainment Corporation), a New York corporation, are hereby amended, effective September 3, 2020, by:

1.	Inserting the following as Section 1.8:

“SECTION 1.8. SHAREHOLDER ACTION WITHOUT MEETING.

Any action permitted to be taken by the shareholders of the Corporation may be taken without a meeting by written consent, signed by not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which the holders of all shares entitled to vote thereon were present and voted.”

2.	Amending Section 2.1 to read in its entirely as follows:

“SECTION 2.1. NUMBER AND TERM OF OFFICE.

The business, property, and affairs of the Corporation shall be managed under the direction of its Board of Directors. The number of directors of the Corporation shall be three. A director shall hold office until his or her successor shall be elected and qualified, subject to prior death, resignation, retirement or removal from office. In no case will a decrease in the number of directors shorten the term of any incumbent director.”